Exhibit 99.1

NOVA LTD.

5 David Fikes St., Rehovot
Israel
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SUPPLEMENTAL PROXY STATEMENT
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2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Supplemental Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Nova Ltd. (to which we refer as “we”, “us” “Nova” or the “Company”) to be voted at the 2025 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof.

This Supplemental Proxy Statement supplements the proxy statement previously sent to the Company’s shareholders with respect to the Meeting, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission, or Commission, on May 13, 2025 (which we refer to as the “Proxy Statement”). The Meeting will be held, as originally scheduled, at 5:00 p.m. (Israel time) on June 18, 2025, at the Company’s offices at 5 David Fikes St., Rehovot, Israel. The declared record date of the Meeting, May 19, 2025, remains unchanged as well.

   As described in the Proxy Statement, there are five proposals to be addressed at the Meeting. This Supplemental Proxy Statement is furnished in order to provide shareholders with additional information to consider with respect to the Proposal No. 3 presented in the Proxy Statement.

In addition, with respect to Proposal No. 4, we wish to clarify that Mr. Eitan Oppenhaim is not an executive officer of the Company. The designation of "executive chairman" was used solely to indicate that Mr. Oppenhaim is not considered an independent director under the rules of the Nasdaq Stock Exchange, due to his previous service as the Company’s Chief Executive Officer. Other than this technical classification, Mr. Oppenhaim serves as chairperson of the Board in the same capacity and with the same responsibilities as his predecessor.

PROPOSAL NO. 3
(ADDITIONAL INFORMATION)

APPROVAL OF AMENDMENTS TO THE EMPLOYMENT TERMS OF MR.
GABRIEL WAISMAN AS THE PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY

Background

At the Meeting, our shareholders are being asked, among others, to approve the following employment terms of Mr. Gabriel Waisman as our President and Chief Executive Officer:

(i)	An increase of the monthly base salary from NIS 120,000 to NIS 131,500 (approximately, $36,000), effective as of June 1, 2025;

(ii)
An increase in the maximum annual cash bonus for 100% achievement from twelve (12) monthly base salaries to fourteen (14) monthly base salaries, with additional payment of up to ten (10) monthly salaries in the case of overachievement; and

(iii)	A grant of 6,710 restricted share units and 6,710 performance share units granted as of July 1, 2025, in accordance with the following terms:

a.
The restricted share units will vest over a period of four (4) years, in four equal annual installments, unless such restricted share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Waisman;

b.
The performance share units will vest over a period of four (4) years, in four equal annual installments, provided that the Company meets or exceeds, with respect to 50% of the units, the revenue target, and with respect to the other 50% of the units, the non-GAAP operating profit targets, in each case, as set forth in the Company's budget as approved by the Board for the fiscal year preceding the date of vesting, unless such performance share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Waisman;

c.
In the event a portion of the performance share units fails to vest, such portion will be carried forward to the fourth vesting date and will vest if the Company’s average annual return on equity based on net income during the previous four (4) years will be no less than ten percent (10%); and

d.
In the event that prior to the completion of the vesting of equity awards granted to Mr. Waisman an acquisition of the Company or asset transfer of all or substantially all the assets of the Company (collectively, an "M&A Event") will occur while Mr. Waisman is employed by the Company and holds the position of the Company’s Chief Executive Officer & President, then immediately prior to, and contingent upon, the closing of such M&A Event, all of Mr. Waisman unvested equity awards will become fully vested and exercisable, or substituted for equity awards in a successor company.

The personal compensation package of our President and Chief Executive Officer is determined by the compensation committee and the Board based on a performance review process that is conducted by the compensation committee on an annual basis. The results of such review are used to determine the extent to which an executive has earned his or her variable compensation for the previous financial year, and serve as a key factor in considering potential future updates of an executive’s compensation package. The compensation committee reviews the personal performance of our executives, considering the actual achievement of the specific performance goals that were set for them at the beginning of the previous year as well as the assessment of our Board of our President and Chief Executive Officer’s performance.

In addition, our compensation committee regularly reviews our compensation practices and policies, and, along with our Board, periodically modifies our compensation programs in light of evolving trends and competitive positions.

The proposed terms of employment for Mr. Waisman were approved by the compensation committee and the Board. The terms reflect Mr. Waisman’s experience, a comprehensive compensation survey provided to the members of the compensation committee and the Board, the terms of our compensation policy, and the ratio between the employer cost associated with the engagement of the President and Chief Executive Officer and the average and median employer cost associated with the engagement of the other employees of the Company. In addition, the Board noted the total shareholder return of the Company during 2024 of 45%, which, when compared to the peer group (with an average of -7%), shows the strong position of the Company compared to the market.

Each year, the compensation committee determines and recommends to the Board the financial and strategic goals that are applied to the executives’ performance-oriented, variable compensation based on the Company’s annual operating plan for that year and its strategic plan for the upcoming years. These quantitative and qualitative goals are assigned to each executive, including our President and Chief Executive Officer, as part of his or her annual bonus plan. These goals are designed to align executive pay with Company long-term performance, promote successful achievement of critical milestones in the Company’s growth and execution of its strategy and mitigate material risks, thereby creating long-term Company and shareholder value.

The annual target bonus of Mr. Waisman, the Company’s President and Chief Executive Officer for the year ending on December 31, 2025, as set by our compensation committee and the Board is divided into the following discrete components that will be weighted as follows (the “2025 Bonus Plan”):

Component	Component Weight (as % of Total Target Bonus)
Company Non-GAAP operating profit	25%
Company revenue	30%
Organic growth engines	10%
Strategy and M&A	10%
Organization and infrastructure	15%
An evaluation of the overall performance in the fiscal year by the compensation committee and the Board based on predetermined milestones	10%

The 2025 Bonus Plan payout is subject to certain thresholds related to the Company’s revenue (90% of budget) and profitability (75% of budget). Further, in accordance with our compensation policy currently in effect, the total annual cash bonuses awarded to all our executive officers in 2025 cannot exceed 10% of our non-GAAP operating profit for 2025. The thresholds, as a percentage of budget, for revenue and profitability KPIs will not be set at a lower level in the coming years than those established for the current plan.

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